Exhibit 99.1

Ur-Energy Receives Final Permit Approval
For UIC Class I Injection Wells

Denver, Colorado (Market Wire – June 1, 2010)  Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) is pleased to announce the receipt of final permit approval from the State of Wyoming for the construction and operation of UIC Class I injection wells for Ur-Energy’s Lost Creek In-situ Recovery (ISR) uranium project in Wyoming.  Issuance of this required permit marks a significant milestone in the effort to fully permit Ur-Energy’s wholly owned Lost Creek ISR project.

The Wyoming Department of Environmental Quality (WDEQ) finalized its approval of the Class I Underground Injection Control Permit (UIC Permit) which authorizes Ur-Energy to drill, complete and operate up to five Class I non-hazardous injection wells at the Lost Creek site.  The WDEQ authorized a sufficient number of wells and capacity to meet the anticipated water management requirements for the life of the Lost Creek ISR project. With prior authority, one well was previously installed by Ur-Energy to the appropriate depth for the purpose of collecting data for the application and that well was constructed to serve as a Class I injection well in the future.  The UIC Permit demonstrates Ur-Energy’s commitment to protecting the environment through the use of best practice technology and well accepted water management systems.

John Cash, Director of Regulatory Affairs stated, “We are very pleased to receive this major permit from the State of Wyoming. We look forward to continuing to work with the state and federal regulatory agencies as we finalize the remaining licenses and permits for Ur-Energy’s flagship property, Lost Creek.”

Bill Boberg, President and CEO of Ur-Energy added, “The issuance of this permit demonstrates that our permitting efforts are falling in to place as anticipated.”

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588	Bill Boberg, President and CEO 303-269-7755 866-981-4588

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. timetables at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek; and the sustainability and timeline of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.